UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of October 2025 (Report No. 6)

Commission File Number: 001-39957

NLS PHARMACEUTICS LTD.

(Translation of registrant’s name into English)

The Circle 6

8058 Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

CONTENTS

On November 4, 2024, NLS Pharmaceutics Ltd. (the “Company”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) providing for the merger of NLS Pharmaceutics (Israel) Ltd., a wholly owned subsidiary of the Company, with and into Kadimastem Ltd. (“Kadimastem”), with Kadimastem surviving as a wholly owned subsidiary of the Company (the “Merger”). At the effective time of the Merger, each outstanding ordinary share of Kadimastem (the “Kadimastem Ordinary Shares”) will be exchanged for the right to receive a number of duly authorized, validly issued, fully paid and non-assessable common shares of the Company, determined in accordance with the exchange ratio set forth in the Merger Agreement (the “Exchange Ratio”).

In order to effect the transactions contemplated by the Merger Agreement and satisfy applicable Nasdaq initial listing requirements, the Company’s shareholders were asked to approve certain corporate actions (the “Proposals”). On September 10, 2025, the Registrant filed with the Securities and Exchange Commission a Registration Statement on Form F-4 (File No. 333-284075) that included the notice, proxy statement, and form of proxy card for the Extraordinary General Meeting, which was held on September 29, 2025 (the “Meeting”). The Registration Statement included, among others, the following Proposals: (1) an ordinary capital increase, by way of contribution in kind of Kadimastem Ordinary Shares against issuance of new common shares of the Company to be issued to Kadimastem shareholders pursuant to the Exchange Ratio under the Merger Agreement (the “Capital Increase”); (2) a reduction of the par value of each common share, preferred share, and preferred participation certificate, together with the corresponding Capital Increase, as a preparatory measure for the share consolidation; (3) a consolidation of each of the common shares, preferred shares and preferred participation certificates at a ratio of 1:10 (the “Reverse Split”); and (4) a change of the Company’s name to NewcelX Ltd. Each of the Proposals was approved at the Meeting.

The Company will file its Amended and Restated Articles of Association, with the commercial registry of the Canton of Zurich, Switzerland, reflecting the increase of the new share capital, to be effective as of October 30, 2025, following which the Company will have a registered share capital consisted of: (A) (i) a total share capital of CHF 282,908.80, divided into 5,533,183 common shares, par value CHF 0.05 each, and 124,993 preferred shares, par value CHF 0.05 each, and (ii) a total participation capital of CHF 3,032.40, divided into 60,648 preferred participation certificates, par value CHF 0.05 each; (B) a capital band with an upper limit of CHF 428,911.80 and a lower limit of CHF 142,970.60, which may be effected by issuing up to 2,859,412 fully paid registered common shares, par value CHF 0.05 each; and (C) conditional share capital consisted of (i) a maximum of 450,000 fully paid in registered common shares, par value CHF 0.05 each which amounts to CHF 22,500, and (ii) a maximum amount of CHF 120,470.60 through the issuance of not more than 2,409,412 registered common shares, par value CHF 0.05 each. The foregoing description of the Amended and Restated Articles of Association is qualified in its entirety by reference to the Amended and Restated Articles of Association filed as Exhibit 99.1 hereto, which is incorporated herein by reference.

Upon effectiveness of the Reverse Split and the Merger, the Company will have (i) 4,558,378 common shares, par value CHF 0.05 issued and outstanding, (ii) 1,060,574 total outstanding common shares, par value CHF 0.05, issuable upon the exercise of pre-funded warrants issued as Merger consideration, (iii) 13,778 preferred shares, par value CHF 0.05 issued and outstanding, and (iv) 58,320 preferred participation certificates, par value CHF 0.05 issued and outstanding.

A notice of the Reverse Split will be filed with the commercial registry of the Canton of Zurich, Switzerland, on October 30, 2025. As a result, the Reverse Split will become effective in Switzerland on October 30, 2025, and will be reflected on Nasdaq at market open. Following its effectiveness in Switzerland, the reverse split will be published in the Swiss Official Gazette of Commerce (SOGC) on or around October 31, 2025.

On October 29, 2024, the Registrant issued a press release titled: “NLS Pharmaceutics Ltd. Announces 1-for-10 Reverse Share Split and Name Change in Connection with Proposed Merger with Kadimastem.” A copy of this press release is furnished herewith as Exhibit 99.1.

EXHIBIT INDEX

Exhibit Number	Description of Document
99.1	Amended and Restated Articles of Association.
99.2	Press release titled: “NLS Pharmaceutics Ltd. Announces 1-for-10 Reverse Share Split and Name Change in Connection with Proposed Merger with Kadimastem.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NLS Pharmaceutics Ltd.

Date: October 29, 2025	By:	/s/ Alexander C. Zwyer
		Name:	Alexander C. Zwyer
		Title:	Chief Executive Officer

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